WILLDAN GROUP, INC.

2401 East Katella Avenue, Suite 300

Anaheim, California 92806

March 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nicholas Lamparski

Re:   Request for Effectiveness for Willdan Group, Inc.

  Registration Statement on Form S-3 (File No. 333-254483)

Dear Mr. Lamparski:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Willdan Group, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:30 p.m. Eastern Time, on March 29, 2021, or as soon thereafter as practicable.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (800) 424-9144.

Very truly yours,

Willdan Group, Inc.

By:	/s/ Stacy B. McLaughlin
Name: Stacy B. McLaughlin
Title: Chief Financial Officer and Vice President

[Signature Page - S-3 Acceleration Request]